U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended December 31, 2003

Xcel Energy Inc.
(Name of Registered Holding Company)

800 Nicollet Mall, Minneapolis, Minnesota 55402
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3
may be directed to either:

Teresa S. Madden
Vice President and Controller
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-6177

or

Michael C. Connelly
Deputy General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4580

XCEL ENERGY INC.
FORM U-9C-3
For the Quarter Ended December 31, 2003

Item 1. — ORGANIZATION CHART

Omitted for the fourth quarter pursuant to instructions for Item 1.

Item 2. — ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company	Type of	Principal	Issue	Cost	Person to	Collateral	Consideration
issuing	security	amount	or	of	whom security	given with	received for
security	issued	of security	renewal	capital	was issued	security	each security
Xcel Energy Retail	ST Debt	$3,800	Issue	1.24%	e prime Energy Marketing, Inc.	None	$3,800
Xcel Energy Retail	ST Debt	933	Renewal	1.24%	Xcel Energy Cadence Inc.	None	933
Xcel Energy Retail	ST Debt	187	Issue	1.24%	Xcel Energy Cadence Inc.	None	187
Xcel Energy Retail	ST Debt	20,287	Renewal	1.24%	Planergy International Inc.	None	20,287
XERS Inc.	ST Debt	1,840	Renewal	1.24%	Xcel Energy Retail	None	1,840
XERS Inc.	ST Debt	2,370	Issue	1.24%	Xcel Energy Retail	None	2,370
Quixx Corporation	ST Debt	58,260	Renewal	1.24%	Utility Engineering Corp.	None	58,260
Quixx Corporation	ST Debt	10,800	Issue	1.24%	Utility Engineering Corp.	None	10,800
Utility Engineering Corp.	ST Debt	413	Renewal	1.24%	Applied Power Associates	None	413
Utility Engineering Corp.	ST Debt	2,750	Renewal	1.24%	Proto-Power Corporation	None	2,750
Utility Engineering Corp.	ST Debt	200	Issue	1.24%	Proto-Power Corporation	None	200
Utility Engineering Corp.	ST Debt	1,150	Renewal	1.24%	Universal Utility Services	None	1,150
Utility Engineering Corp.	ST Debt	975	Renewal	1.24%	Precision Resource Co.	None	975
Utility Engineering Corp.	ST Debt	300	Issue	1.24%	Precision Resource Co.	None	300
Utility Engineering Corp.	ST Debt	70,000	Renewal	1.24%	Xcel Energy Wholesale Inc.	None	70,000
Utility Engineering Corp.	ST Debt	17,300	Issue	1.24%	Xcel Energy Wholesale Inc.	None	17,300
e prime, Inc.	ST Debt	11,490	Renewal	1.24%	Xcel Energy Markets Inc.	None	11,490
Texas-Ohio Pipeline Inc.	ST Debt	110	Renewal	1.24%	Xcel Energy Ventures Inc.	None	110
Utility Engineering Corp.	ST Debt	125	Issue	1.24%	Proto-Power New York	None	125
Utility Engineering Corp.	ST Debt	25	Issue	1.24%	Proto-Power Michigan	None	25

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company	Company	Amount of
Contributing	Receiving	Capital
Capital	Capital	Contribution
NSP-Minnesota	Private Fuel Storage	$3,080

Item 3. — ASSOCIATED TRANSACTIONS

Part I. — Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company	Associate Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed
Utility Engineering Corp.	Public Service Company of Colorado	Engineering/Utility Professional Services	$30,129	-	-	$30,129
Utility Engineering Corp.	Southwestern Public Service Company	Engineering/Utility Professional Services	15,912	-	-	15,912
Utility Engineering Corp.	Xcel Energy Services Inc.	Engineering/Utility Professional Services	1,455	-	-	1,455
Utility Engineering Corp.	NSP-Minnesota	Engineering/Utility Professional Services	5,922	-	-	5,922
Utility Engineering Corp.	Xcel International	Engineering/Utility Professional Services	86	-	-	86

e prime Inc.	Southwestern Public Service Company	Gas purchased	305	-	-	305
e prime Inc.	Utility Engineering	Gas purchased	3,701	-	-	3,701
e prime Inc.	e prime Energy Marketing Inc.	Gas purchased	23,743	-	-	23,743
e prime Inc.	e prime Florida Inc.	Gas purchased	29	-	-	29

The above are cumulative amounts for the period January 1, 2003 through December 31, 2003.

Part II. — Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting	Associate
Company	Company	Types of			Cost	Total
Receiving	Rendering	Services	Direct	Indirect	of	Amount
Services	Services	Rendered	Costs Charged	Costs Charged	Capital	Billed
Cadence Network Inc.	Xcel Energy Services Inc.	Administrative support; management services	$6	$—	$—	$6

Planergy International Inc.	Xcel Energy Services Inc.	Administrative support; management services	479	131	89	699

Quixx Linden LP	Quixx Power Services	Power plant operating management fee and expenses	1,444	—	—	1,444

Quixx Linden LP	Quixx Corporation	Partnership management fee	100	—	—	100

Utility Engineering Corporation	Xcel Energy Services Inc.	Administrative support; management services	1,733	1,675	18	3,426

e prime Inc.	Xcel Energy Services Inc.	Administrative support; management services	1,389	290	7	1,686

e prime Inc.	Public Service Company	Gas transportation services	150	—	—	150
	of Colorado

e prime Inc.	XERS Inc.	Gas trading	770	—	—	770

XERS Inc.	Xcel Energy Services Inc.	Administrative support; management services	1,989	99	2	2,090

Xcel Energy Performance Contracting	Xcel Energy Services Inc.	Administrative support; management services	35	1	—	36

e prime Energy Marketing Inc.	Xcel Energy Services Inc.	Administrative support; management services	157	4	—	161

e prime Florida Inc.	Xcel Energy Services Inc.	Administrative support; management services	6	—	—	6

The above are cumulative amounts for the period January 1, 2003 through December 31, 2003.

Item 4. — SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in thousands)

Total consolidated capitalization as of December 31, 2003	$12,008,791		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,801,319		Line 2

Greater of $50 million or line 2		$1,801,319	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)
Energy management services (Category I)	48,948
Brokering/Marketing services (Category V)	95,497
Utility engineering/construction services (Category VII)	493
Developing/Ownership QF’s (Category VIII)	3,288

Total current aggregate investment		148,226	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$1,653,093	Line 5

Investments in gas-related companies:

NONE

Notes:

1.  The calculation excludes the investment of $6,330,000 in Ultra Power Technologies which was dissolved June 13, 2003 and the investment of $163,000 in Johnstown Cogeneration which was dissolved Dec. 5, 2003. The investments in these entities were written off at the time of dissolution.

2.  On Dec. 5, 2003, Xcel Energy divested its ownership interest in NRG Energy, Inc. As a result of that divestiture, Xcel Energy’s investment in NRG Energy, Inc. has been excluded from the above calculation.

3.  On Jan. 17, 2003, Viking Gas Transmission Company was sold. As a result, Xcel Energy’s investment in Viking Gas has been excluded from the above calculation.

Item 5. — OTHER INVESTMENTS (in thousands)

Major Line	Other	Other
of Energy-Related	Investment in Last	Investment in This	Reason for Difference in
Business (a)	U-9C-3 Report	U-9C-3 Report	Other Investment
Brokering/Marketing services	$27,199	$27,199	N/A

Engineering and related services	$11,463	$11,463	N/A

Developing/Ownership QF’s	$85,713	$85,713	N/A

(a) Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting Companies were subsidiaries, directly or indirectly, of Xcel Energy Inc.

Item 6. — FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Omitted for the fourth quarter pursuant to instructions for Item 6.

B. Exhibits:

None

SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Xcel Energy Inc.

/s/ Teresa S. Madden Teresa S. Madden Vice President and Controller

March 30, 2004

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the fourth quarter of 2003 was filed with Xcel Energy Inc.’s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado 1580 Logan Street Denver, CO 80203	South Dakota Public Utilities Commission 500 E. Capitol Ave. Pierre, SD 57501

Public Service Commission of Wyoming Hansen Building, Suite 300 2515 Warren Avenue Cheyenne, WY 82002	Public Service Commission of Wisconsin 610 North Whitney Way Madison, WI 53707

Public Utility Commission of Texas 1701 N. Congress Avenue Austin, Texas 78711	Michigan Public Service Commission 6545 Mercantile Way, Suite 7 Lansing, MI 48911

New Mexico Public Regulation Commission 224 E. Palace Avenue Santa Fe, NM 87503

Kansas Corporation Commission 1500 SW Arrowhead Road Topeka, KS 66604

Oklahoma Corporation Commission 2101 N. Lincoln Blvd., Suite 130 Oklahoma City, OK 73105

Minnesota Public Utilities Commission 121 E. 7th Place, Suite 350 St. Paul, MN 55101

North Dakota Public Service Commission 600 East Blvd. Bismarck, ND 58505